ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

December 30, 2008	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Ladies and Gentlemen:

On behalf of Managers Trust I (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 40 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). Pursuant to the requirements of Rule 485(a), it is intended that the Amendment become effective on March 1, 2009 unless superseded by a subsequent filing.

The Amendment relates solely to Managers California Intermediate Tax-Free Fund, a series of Managers Trust I (the “Trust”), and does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust. Included in this Amendment are the Prospectus and Statement of Additional Information for Managers California Intermediate Tax-Free Fund, Managers Fremont Global Fund, Managers Small Cap Fund, Managers Fremont Micro-Cap Fund, Managers Fremont Institutional Micro-Cap Fund, Managers Real Estate Fund and Managers Fremont Bond Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda